SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                     NutraMax Products, Inc.
                     -----------------------
                         (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                  (Title of Class of Securities)

                             67061A30
                          --------------
                          (CUSIP Number)

                         David M. Schulte
                      Chilmark Fund II, L.P.
                    875 North Michigan Avenue
                     Chicago, Illinois 60611
                          (312) 984-9711
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         November 6, 1998
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this Schedule because of Rule
         13d-1(b)(3) or (4), check the following box [ ].


                        Page 1 of 68 Pages
                 Exhibit Index Appears on Page 11

                           SCHEDULE 13D
CUSIP NO.  67061A30

-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cape Ann Investors, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,316,893
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,316,893
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,316,893
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.3%

-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------


                        Page 2 of 68 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30

-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Fund II, L.P.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,321,893
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,321,893
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,321,893
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN

-----------------------------------------------------------------


                        Page 3 of 68 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30

-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark II, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,321,893
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,321,893
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,321,893

-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

-----------------------------------------------------------------


                       Page 4 of 68 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30

-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Partners, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,321,893
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,321,893
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,321,893
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

-----------------------------------------------------------------


                        Page 5 of 68 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David M. Schulte
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,321,893
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,321,893
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,321,893
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [  ]

-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

-----------------------------------------------------------------


                        Page 6 of 68 Pages

           This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         -----------------------

           In order to facilitate an improvement in the Issuer's working capital and the Issuer's negotiation of amendments to certain financial covenants contained in its credit agreements, Cape Ann has agreed to purchase up to an additional 1,162,790 shares of Common Stock, as part of the private placement by the Issuer of up to 1,441,860 shares of Common Stock to Cape Ann and certain other affiliates of the Issuer. The purchase price for such additional shares of Common Stock to be purchased by Cape Ann will be $4.30 per share for an aggregate purchase price of approximately $5,000,000. Cape Ann's purchase of such shares will be pursuant to a Stock Purchase Agreement, dated as of November 6, 1998, between Cape Ann, Chilmark Fund and the Issuer (the "1998 Superseding Agreement"), the terms of which are substantially the same as the terms of the Agreement, as previously amended, and as previously described in the Schedule 13D. A copy of the 1998 Superseding Amendment is attached hereto as Exhibit 9 and incorporated herein by reference. As set forth in the 1998 Superseding Agreement, Cape Ann's purchase is conditioned upon, among other things, there being no material adverse change in the Issuer, the approval by the stockholders of the Issuer of the issuance of shares and the agreement by the Issuer's senior and subordinated lenders to amendments to the financial covenants contained in the Issuer's credit agreements that are reasonably satisfactory to Cape Ann.

           The 1998 Superseding Agreement contains certain provisions and agreements as to certain aspects of the relationship between Cape Ann, as stockholder, and the Issuer. Pursuant to the 1998 Superseding Agreement, Cape Ann and Chilmark Fund agreed that Cape Ann and Chilmark Fund and their affiliates will not take any of the following actions without the prior written consent of the Issuer, subject to specified limited exceptions: (a) except as set forth below, increase their percentage ownership of Common Stock (or acquire other securities of the Issuer or securities convertible into or exchangeable for equity securities of the Issuer); (b) transfer any Common Stock (other than (i) pursuant to a tender offer which the Issuer's Board of Directors (the "Board") has voted to recommend, (ii) pursuant to the exercise of the registration rights described below, (iii) pursuant to open market sales made in accordance with Rule 144 under the Securities Act of 1933, as amended, (iv) to the members or investors of Cape Ann, and to their members or investors, by distribution, dissolution or otherwise, or (v) after complying with the provisions of a right of first refusal granted to the Issuer); (c) form, join or participate in any other way in a "partnership, limited partnership, syndicate or other group" (within the meaning of Section 13(d) of the Exchange
Act); or (d) engage in certain other specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer.


                       Page 7 of 68 Pages

           Under the 1998 Superseding Agreement, Cape Ann and Chilmark Fund and their affiliates continue to be permitted to purchase from time to time, in the open market or in privately negotiated transactions, up to an aggregate of 146,700 additional shares of Common Stock, as had been the case under the August 1998 Amendment previously disclosed in the Schedule 13D, and to make such purchases to maintain their percentage ownership of Common Stock.

           Pursuant to the 1998 Superseding Agreement, Cape Ann remains entitled to designate one representative to serve on the Board for as long as Cape Ann beneficially owns at least 5% of the then outstanding Common Stock. Mr. Schulte currently is a member of the Board pursuant to the comparable provision of the Agreement.

           Pursuant to the 1998 Superseding Agreement, Cape Ann and Chilmark Fund agreed that each of them and their affiliates will, so long as Cape Ann and Chilmark Fund collectively beneficially own at least 5% of the then outstanding Common Stock or an individual designated by Cape Ann is a member of the Board, vote their Common Stock (and any other voting securities of the Issuer) in favor of the election of the nominees for election to the Board designated or nominated by the Board.

           Pursuant to the 1998 Superseding Agreement and subject to certain exceptions, the Issuer extended the demand and "piggyback" registration rights previously granted to Cape Ann in the Agreement in connection with certain permitted sales of shares of Common Stock to include sales of shares to be acquired under the 1998 Superseding Agreement.

           The summaries contained in this Amendment of certain provisions of the 1998 Superseding Agreement are not intended to be complete and are qualified in their entirety by reference to the 1998 Superseding Agreement attached as an exhibit hereto and incorporated herein by reference.

           The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the 1998 Superseding Agreement.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

           (a) and (b) As previously disclosed in the Schedule 13D, Cape Ann is the holder of Warrants to purchase 215,425 shares of Common Stock. In accordance with their terms, the Warrants became exercisable and the exercise price for the Warrants was determined on October 14, 1998. The exercise price for the Warrants was determined by Cape Ann and the Issuer to


                        Page 8 of 68 Pages
be $3.60 per share. A letter agreement, dated November 6, 1998, setting forth such determination of Cape Ann and the Issuer is attached as Exhibit 10 hereto and incorporated herein by reference. In accordance with Rule 13d-3 under the Exchange Act, the Reporting Persons may now be deemed to beneficially own the shares of Common Stock underlying the Warrants. Accordingly, as of the date hereof, the Reporting Persons beneficially own, including all shares underlying the Warrants, 1,321,893 shares of Common Stock (1,316,893, in the case of Cape Ann). To the best knowledge of the Reporting Persons, there are 5,682,168 shares of Common Stock outstanding (as represented by the Issuer in the 1998 Superseding Agreement). The 1,321,893 shares beneficially owned by the Reporting Persons represent approximately 22.4% of the Common Stock issued and outstanding, including, for these purposes, the 215,425 shares of Common Stock that would be issued upon exercise of the Warrants in accordance with Rule 13d-3. Subject to the limitations of the Agreement, the Reporting Persons share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by them (except that Cape Ann does not share such powers with respect to the 5,000 shares of Common Stock held directly by Chilmark Fund).

           (c) Except as set forth herein, during the last sixty days, no transactions in Common Stock were effected by the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Schedule
13D).

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         --------------------------------------------------------

           As described above, Cape Ann and Chilmark Fund are parties to the 1998 Superseding Agreement, a copy of which is attached hereto as Exhibit 9 and is incorporated herein by reference. In addition, Cape Ann is a party to the letter agreement relating the determination of the exercise price of the Warrants, a copy of which is attached hereto as Exhibit 9 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

      Exhibit 9 -   1998 Superseding Agreement.

      Exhibit 10 -  Letter Agreement Regarding the Determination
                    of the Exercise Price of the Warrants.


                        Page 9 of 68 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  November 6, 1998

                              Cape Ann Investors, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name: David Schulte
                                 Title: President

                              Chilmark Fund II, L.P.

                              By: Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name: David Schulte
                                 Title: President

                              Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name: David Schulte
                                 Title: President

                              Chilmark Partners, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name: David Schulte
                                 Title: Managing Member

                                  /s/ David Schulte
                              ---------------------------
                                    David Schulte


                       Page 10 of 68 Pages

                          EXHIBIT INDEX

Exhibit                                              Page
Number     Description                              Number
------     -----------                              ------

 1         Joint Filing Agreement, dated               *
           September 19, 1997, among the
           Reporting Persons.

 2         Stock Purchase Agreement.                   *

 3         Amendment No. 1.                            *

 4         Form of Share Purchase Agreement,           *
           dated as of September 18, 1997.

 5         October Agreement.                          *

 6         Amendment to October Agreement.             *

 7         August 1998 Amendment to Stock              *
           Purchase Agreement.

 8         Purchases of Common Stock by the            *
           Reporting Persons during the sixty
           days leading up to and including
           August 31, 1998.

 9         1998 Superseding Agreement.                12

10         Letter Agreement Regarding the             68
           Determination of the Exercise Price
           of the Warrants.



--------

* previously filed


                       Page 11 of 68 Pages